May 1, 2019

Computershare Inc.
480 Washington Boulevard
Jersey City, NJ 07310
Attn: Relationship Management

Re:	Request to Add BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. to Service Agreement for Transfer Agent Services

Dear Ms. Stanley:

This letter (the “Request”) serves as notification that, effective May 15, 2019 (the “Effective Date”), BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc. (the “Fund”), a Dreyfus closed-end investment company, desires to have Computershare Inc. (“Computershare”) render transfer agent services (the “Services”) to the Fund under the terms of the Service Agreement for Transfer Agent Services between Computershare and certain Dreyfus closed-end investment companies dated as of December 1, 2013, as amended from time to time (the “Agreement”) in accordance with Section 20(k) of the Agreement.

Please indicate your agreement to provide the Services to the Fund under the Agreement as of the Effective Date by signing and returning a copy of this Request to The Dreyfus Corporation, Attention: James Bitetto, 240 Greenwich Street, 18th Floor, New York, NY 10286. Upon your acceptance of this Request, the Fund shall be added as a party to the Agreement, and the Fund and Computershare shall each be bound by the Agreement’s terms, conditions and provisions, including, without limitation, the representations and warranties set forth therein.

Sincerely,

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

By:	/s/ James Bitetto

Name:	James Bitetto

Title:	Vice President and Secretary

Agreed to and accepted this 15th day of May, 2019:

Computershare Inc.

By:	/s/ Dennis V. Moccia

Name:	Dennis V. Moccia

Title:	Manager, Contract Administration